SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 5)

STR HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 par value (“Common Stock”)

(Title of Class of Securities)

78478V 209

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78478V209		13G

1.	Names of Reporting Persons Dennis L. Jilot

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 22,605

	6.	Shared Voting Power 165,295

	7.	Sole Dispositive Power 22,605

	8.	Shared Dispositive Power 165,295

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0% (1)

12.	Type of Reporting Person (See Instructions) IN

(1)  The percentage reported in this Schedule 13G/A is based upon 18,082,264 shares of common stock outstanding as of February 2, 2015. On January 30, 2015, the Issuer effected a one-for-three reverse stock split of its common stock. All share amounts in this Schedule 13G/A have been adjusted to reflect the one-for-three reverse stock split.

CUSIP No. 78478V209	13G

INTRODUCTORY STATEMENT

This statement on Schedule 13G/A relates to shares of the common stock, par value $0.01 per share (“Common Stock”), of STR Holdings, Inc., a Delaware corporation (the “Issuer”) and is being filed by Dennis L. Jilot, an individual (the “Reporting Person”).

As described below, the Reporting Person is filing this statement pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to report his beneficial ownership as of February 2, 2015 of 187,900 shares of the Issuer’s Common Stock. Substantially all of the shares of Common Stock were originally acquired by the Reporting Person prior to, or from equity awards made in connection with, the Issuer’s corporate reorganization and initial public offering of its Common Stock which were completed on November 6, 2009. A portion of the shares of Common Stock were acquired from equity awards granted to the Reporting Person by the Issuer subsequent to the Issuer’s initial public offering.

The shares reported below include (a) 22,605 shares of Common Stock held by the Reporting Person as trustee of The Dennis L. Jilot GRAT No. 2 Trust Agreement dated April 16, 2012; (b) 22,605 (1) shares of Common Stock held by Linda L. Jilot, as trustee of The Linda L. Jilot GRAT No. 2 Trust Agreement dated April 16, 2012; and (c) 142,690 shares of Common Stock held by The Dennis L. and Linda L. Jilot Family Trust (the “Trust”), of which the Reporting Person is a co-beneficiary. The Reporting Person and Linda L. Jilot are co-trustees of the Trust and have equal voting and dispositive power over the shares of Common Stock held by the Trust.

(1)The Reporting Person’s spouse is trustee of The Linda L. Jilot GRAT No. 2 Trust Agreement dated April 16, 2012. The Reporting Person disclaims ownership of such securities, and this report should not be deemed an admission that the Reporting Person is the beneficial owner of these securities for purposes of Rule 13d-1(d) or for any other purposes.

As of February 2, 2015, the Common Stock reported as beneficially owned by the Reporting Person constituted approximately 1.0% of the Issuer’s outstanding Common Stock.

On January 30, 2015, the Issuer effected a one-for-three reverse stock split of its common stock. All share amounts in this Schedule 13G/A have been adjusted to reflect the one-for-three reverse stock split.

CUSIP No. 78478V209	13G

Item 1.
	(a)	Name of Issuer: STR Holdings, Inc., a Delaware corporation
	(b)	Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive offices are located at 10 Water Street, Enfield, CT 06082. Their phone number is (860) 272-4235.

Item 2.
	(a)	Name of Person Filing: Dennis L. Jilot
	(b)	Address of Principal Business Office or, if none, Residence: The Reporting Person is the former Chairman of STR Holdings, Inc., 10 Water Street, Enfield, CT 06082.
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share
	(e)	CUSIP Number: 78478V209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act (15 U.S.C. 78c);
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);*
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 78478V209	13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item I.
(a) Amount beneficially owned: 187,900
(b) Percent of class: 1.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 22,605.
(ii) Shared power to vote or to direct the vote: 165,295.
(iii) Sole power to dispose or to direct the disposition of: 22,605.
(iv) Shared power to dispose or to direct the disposition of: 165,295.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of a Group.
Not applicable

[Signature page follows]

CUSIP No. 78478V209	13G

Item 10.	Certification.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Dennis L. Jilot
DENNIS L. JILOT

Date: February 13, 2015